U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING


                                        SEC File Number: 0-2670
                                        Cusip Number:
(Check One):

[XX] Form 10-K and Form 10-KSB          [  ] Form 20-F
[  ] Form 11-K                          [  ] Form 10-Q and Form 10-QSB
[  ] Form N-SAR

For Period Ended: December 31, 2001

[  ]	Transition Report on Form 10-K
[  ]	Transition Report on Form 20-F
[  ]	Transition Report on Form 11-K
[  ]	Transition Report on Form 10-Q
[  ]	Transition Report on Form N-SAR
	For the Transition Period Ended:_________________

Read attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________

Part I - Registrant Information

60 East 42nd St. Associates
Full Name of Registrant

_____________________________
(Former Name if Applicable)

60 East 42nd Street
Address of Principal Executive Office
(Street and Number)

New York, New York 10165
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
    [ effort or expense;
    [
    [ (b) The subject annual report, semi-annual report, [ transition report on Form 10-K, Form 20-F, 11-K or Form
    [ N-SAR, or portion thereof will be filed on or before the [X] [ fifteenth calendar day following the prescribed due date; or
    [ the subject quarterly report or transition report on Form
    [ 10-Q, or portion thereof will be filed on or before the [ fifth calendar day following the prescribed due date; and [
    [ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


	We are awaiting certain financial information regarding the Registrant.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

       Mark Labell                   (212) 850-2677
	(Name)			(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [XX] Yes        [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [  ] Yes        [XX] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         60 East 42nd St. Associates
                 (Name of Registrant as specified in charter)


has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to Powers of Attorney, dated March 18, 1998, March 20, 1998 and May 14, 1998 and attached hereto as Exhibit 1.

Date: April 1, 2002


					60 EAST 42ND ST. ASSOCIATES
						(Registrant)

					By /s/Stanley Katzman
				  	      Stanley Katzman,
					       Attorney-in-Fact



                                                        EXHIBIT 1

                        60 EAST 42ND STREET ASSOCIATES

                                FILE NO. 0-2670

                            POWER OF ATTORNEY

          We, the undersigned general partners of 60 East 42nd Street

Associates ("Associates"), hereby severally constitute and appoint Stanley

Katzman and Richard A. Shapiro and each of them, individually, our true and lawful attorneys with full power to them and each of them to sign for us,

and in our names and in the capacities indicated below on behalf of

Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the

Securities Exchange Act of 1934.

	Signature		Title		Date

/s/Anthony E. Malkin
   Anthony E. Malkin       General Partner      March 18, 1998

/s/Scott D. Malkin
   Scott D. Malkin         General Partner      March 20, 1998

/s/Peter L. Malkin
   Peter L. Malkin         General Partner      March 18, 1998

/s/Fred C. Posniak
   Fred C. Posniak         General Partner      August 14, 2001

/s/Thomas N. Keltner, Jr.
   Thomas N. Keltner, Jr.  General Partner      March 18, 1998

/s/Mark Labell
   Mark Labell             General Partner      May 14, 1998

/s/Jack Feirman
   Jack Feirman            General Partner      May 14, 1998


STATE OF NEW YORK	)
				: ss.:
COUNTY OF NEW YORK	)


           On the 14th day of August, 2001 before me personally

came FRED C. POSNIAK, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.


                                                /s/Notary Public
						   NOTARY PUBLIC




STATE OF NEW YORK	)
				: ss.:
COUNTY OF NEW YORK	)


          On the 18th day of March, 1998 before me personally came

ANTHONY E. MALKIN, PETER L. MALKIN and THOMAS N. KELTNER, JR., to me

known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

						  /s/Notary Public
		    				     NOTARY PUBLIC


STATE OF UK OF GREAT BRITAIN)
		    			   : ss.:
CITY OF LONDON, ENGLAND     )


          On the 20th day of March, 1998 before me personally came

SCOTT D. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

                                                /s/Notary Public
                                                   NOTARY PUBLIC
                                                   of London, England


STATE OF NEW YORK	)
				: ss.:
COUNTY OF NEW YORK	)

         On the 14th day of May, 1998 before me personally came

JACK FEIRMAN and MARK LABELL, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

						/s/Notary Public
						   NOTARY PUBLIC